# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Simplify Exchange Traded Funds, CIK 0001810747
CUSIP: 82889N566
Title of class of securities: Simplify Commodities Strategy No K-1 ETF
Address of issuer's principal executive offices: 222 BROADWAY, 222 BROADWAY, NEW YORK, New York (NY), 10038
Date of event which requires filing of this statement: 02/24/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001979884-25-000003
Filed by CIK 0001979884

## Reporting persons
- Kensington Asset Management, LLC: type of reporting person: investment adviser (IA); sole voting power 115,434; aggregate amount beneficially owned 115,434 (100% of the class)

## Item 1. Issuer
Name of issuer: Simplify Exchange Traded Funds
Address of issuer's principal executive offices: 222 BROADWAY, 222 BROADWAY, NEW YORK, NEW YORK, 10038.

## Item 2. Person Filing
Name of person filing: KENSINGTON ASSET MANAGEMENT, LLC
Address of principal business office or, if none, residence:
901 S MOPAC EXPY Barton Oaks Plaza Bldg II - STE 225
AUSTIN, TX 78746
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: $3,502,844.73
Percent of class: 7.7%
Sole power to vote or to direct the vote: 115434
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kensington Asset Management, LLC: Steven Chang, Chief Compliance Officer (03/10/2025)